Exhibit 99.1

Cellectis Reports 4th Quarter and Full Year 2016 Financial Results

  FDA approval to conduct Phase I clinical trials for UCART123 in AML & BPDCN patients
  UCART191 Phase I clinical trials ongoing in ALL patients; partial data presented at the NIH’s RAC’s meeting in December 2016
  Constitution of Cellectis’ Clinical Advisory Board
  Strong cash position of $291 million2 (€276 million) as of December 31, 2016
  Revenues and other income of $56 million3 (€51 million) in 2016
  Excluding non-cash stock based compensation expense, Adjusted net loss4 of $9 million2 (€8 million) for full year 2016

NEW YORK--(BUSINESS WIRE)--March 6, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced its results for the three-month period ended December 31, 2016 and for the year ended December 31, 2016.

Earnings Call Details

Cellectis will host an earnings call on March 7, 2017 at 8:00am Eastern Time to discuss its financial results and provide a general business update.

Dial-In Numbers:
Live PARTICIPANT Dial-In (Toll-Free US & Canada): 877-407-3104
Live PARTICIPANT Dial-In (International): +1 201-493-6792

Replay Information:
Conference ID #: 13625168
Replay Dial-In (Toll Free US & Canada): 877-660-6853
Replay Dial-In (International): +1 201-612-7415
Expiration Date: 3/21/17

Webcast URL (Archived for 12 months): http://cellectis.equisolvewebcast.com/q4-2016

RECENT CORPORATE HIGHLIGHTS

Cellectis - Therapeutics

UCART123 - Cellectis’ most advanced, wholly owned TALEN® gene-edited product candidate

  Pre-clinical data presented at the 2016 American Society of Hematology (ASH) annual meeting by Dr. Monica Guzman, MD, Weill Cornell, showed long-lasting molecular remission in mice, using UCART123, compared to Cytarabine alone.
  Successful National Institutes of Health’s (NIH) Recombinant DNA Advisory Committee’s (RAC) meeting with unanimous approval of Phase I clinical trials for UCART123 in acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN).
  Investigational New Drug (IND) approval received from the U.S. Food and Drug Administration (FDA) to conduct Phase I clinical trials in patients with AML and BPDCN.
  First clinical trial approval by the FDA for an allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate.
  AML clinical program to be led, at Weill Cornell, by Gail J. Roboz, MD, Director of the Clinical and Translational Leukemia Programs and Professor of Medicine.
  BPDCN clinical program to be led, at MD Anderson Cancer Center, by Naveen Pemmaraju, MD, Assistant Professor, and Hagop Kantarjian, MD, Professor and Department Chair, Department of Leukemia, Division of Cancer Medicine.
  Successful cGMP manufacturing runs of UCART123 at large scale, to provide doses for initiating planned Phase I clinical trials in AML and BPDCN patients.

UCART19, exclusively licensed to Servier

  Phase I clinical trials in pediatric and adult ALL patients are ongoing at University College London (UCL) and Kings College London (KCL), UK, sponsored by Servier. Additional sites in other European countries are planned to be opened subject to approval of concerned regulatory bodies.
  Partial data presented on first 7 patients treated with UCART19 at NIH’s Recombinant DNA Advisory Committee (RAC) meeting in December 2016.
  Pfizer, in collaboration with Servier, plans to open sites in the U.S. for the ongoing Phase I clinical trials in adult ALL patients, as presented at the RAC meeting in December 2016.

Scientific Publications

  Publication of a study in Scientific Reports, a Nature Publishing Group journal, describing a novel approach to a CAR design with an integrated environmental signal utilizing oxygen concentration to manipulate the CAR T-cell response.

Clinical Advisory Board

  Formation of a Clinical Advisory Board (CAB) comprising leading experts in the hematologic malignancies / stem cell transplant, immunotherapy and hematology-oncology clinical research fields to serve as a strategic resource to Cellectis in connection with the clinical development of UCART123.

Calyxt – Cellectis’ plant science subsidiary

  Publication of a study in BMC Plant Biology describing the use of genome editing technology to modulate soybean oil composition for increased shelf-life, higher frying stability and improved nutritional characteristics.
  Calyxt completed an expansion of its high-oleic/no trans-fat soybean variety (CAL1501) in the U.S. with a production of 1,200 tons of soybeans.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”). The audit procedures have been carried out by the independent auditors and their audit report relating to the certification of the financials is in the process of being issued. The audited report for Cellectis’ consolidated financial statements will be included in the Company’s annual report.

Fourth quarter 2016 Financial Results

Cash: As of December 31, 2016 Cellectis had €276.2 million in total cash, cash equivalents and current financial assets compared to €264.0 million as of September 30, 2016. This increase of €12.2 million notably reflects (i) the receipt of R&D tax credits of €9.2 million, (ii) proceeds of €7.0 million related to the supply agreement with Servier, (iii) the unrealized positive translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €12.1 million, partially offset by (iv) other net cash flows used by operating activities of €15.0 million and (v) fixed assets expenditures of €1.1 million.

Revenues and Other Income: During the quarters ended December 31, 2015 and 2016, we recorded €29.2 million and €12.1 million, respectively, in revenues and other income. This decrease is mainly due to the decrease of €20.0 million in collaboration revenues, notably due to the €18.8 million revenue recorded in 2015 in relation to early exercise by Servier of its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19, partially offset by increases of €1.0 million in research tax credit and €1.3 million in subsidies.

Total Operating Expenses: Total operating expenses for the fourth quarter of 2016 were €30.9 million, compared to €28.0 million for the fourth quarter of 2015. The non-cash stock-based compensation expenses included in these amounts were €13.1 million and €12.6 million, respectively.

R&D Expenses: For the quarters ended December 31, 2015 and 2016, research and development expenses increased by €2.6 million from €16.0 million in 2015 to €18.7 million in 2016. Personnel expenses increased by €0.5 million from €11.2 million in 2015 to €11.6 million in 2016, due to a €1.8 million increase in social charges on stock options, partially offset by a €1.1 million decrease in non-cash stock based compensation expense and a €0.2 million decrease in wages and salaries. Purchases, external expenses and other expenses increased by €2.2 million from €4.3 million in 2015 to €6.5 million in 2016.

SG&A Expenses: During the quarters ended December 31, 2015 and 2016, we recorded €8.1 million and €11.4 million, respectively, of selling, general and administrative expenses. The increase of €3.3 million primarily reflects the increase in personnel expenses from €5.6 million to €8.9 million, attributable to the increase of €1.5 million in non-cash stock-based compensation expense, €1.4 million in social charges on stock options, and €0.4 million in wages and salaries. No material variance has been identified on purchases, external expenses and other expenses.

Financial Gain (Loss): The financial gain was €7.0 million for the fourth quarter of 2015 compared with a financial gain of €6.4 million for the fourth quarter of 2016. The change in financial result was primarily attributable to the increase of €1.3 million in fair value adjustment expense on our foreign exchange derivatives and current financial assets, partially offset by the gain of €0.8 million due to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the quarters ended December 31, 2015 and 2016, we recorded a net gain of €8.2 million (or €0.23 per share on both a basic and a diluted basis) and net loss of €12.5 million (or €0.35 per share on both a basic and a diluted basis), respectively. Adjusted income attributable to shareholders of Cellectis for the fourth quarter of 2016 was €0.6 million (€0.02 per share on both a basic and a diluted basis) compared to adjusted income attributable to shareholders of Cellectis of €20.9 million (€0.59 per share on both a basic and a diluted basis), for the fourth quarter of 2015. Adjusted income (loss) attributable to shareholders of Cellectis for the fourth quarter of 2016 and 2015 excludes non-cash stock-based compensation expense of €13.1 million and €12.6 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

Full year 2016 Financial Results

Cash: As of December 31, 2016 Cellectis had €276.2 million in total cash, cash equivalents and current financial assets compared to € 314.2 million as of December 31, 2015. This decrease of €38.0 million was primarily driven by (i) €29.6 million of cash used in operating activities, related to our research and development and manufacturing efforts, including the advancement of UCART123, for which an IND was filed in the United States in early 2017, partially offset by payments received from Servier and Pfizer pursuant to our collaboration agreements and R&D tax credit, and (ii) €12.5 million of cash used in investment activities, primarily through Calyxt’s land acquisition and greenhouse construction in an aggregate amount of €9.5 million. The decrease was also partially offset by the positive unrealized translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €4.4 million.

Cellectis expects that its cash, cash equivalents and Current financial assets of €276.2 million as of December 31, 2016 will be sufficient to fund its current operations to 2019.

Revenues and Other Income: During the year ended December 31, 2015 and 2016, we recorded €56.4 million and €51.0 million, respectively, in revenues and other income. This decrease is mainly due (i) to the decrease of €10.4 million in collaboration revenues notably due to revenue recorded in 2015 in relation to early exercise by Servier of its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19 (€18.8 million) partially offset by the revenue from an agreement to provide Servier with raw materials and additional batches of UCART19 products and the achievement of two milestones in 2016 (totaling €11.9 million), (ii) increases of €4.0 million in research tax credit, €0.5 million in licenses fees and €0.4 million in research subsidies.

Total Operating Expenses: Total operating expenses for the year ended December 31, 2016 were €111.8 million, compared to €84.3 million for the year ended December 31, 2015. The non-cash stock-based compensation expenses included in these amounts were €53.0 million and €30.1 million, respectively.

R&D Expenses: For the year ended December 31, 2015 and 2016, research and development expenses increased by €18.5 million from €52.4 million in 2015 to €70.9 million in 2016. Personnel expenses increased by €8.8 million from €35.5 million in 2015 to €44.3 million in 2016, notably due to a €1.6 million increase in wages and salaries, and a €11.5 million increase in non-cash stock based compensation expense, partially offset by a €4.3 million decrease in social charges on stock options and free share grants. Purchases and external expenses increased by €9.8 million from €15.2 million in 2015 to €25.0 million in 2016, due to increased expenses related to UCART123 and other product candidates’ development, including payments to third parties and costs related to preparation of UCART123 clinical trials, purchases of biological materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the year ended December 31, 2015 and 2016, we recorded €27.2 million and €39.2 million, respectively, of selling, general and administrative expenses. The increase of €12.0 million primarily reflects (i) an increase of €10.7 million in personnel expenses from €19.6 million to €30.3 million attributable to a €0.9 million increase in wages and salaries, an increase of €11.4 million of non-cash stock-based compensation expense, partially offset by a decrease of €1.6 million of social charges on stock options and free share grants, (ii) an increase of €1.9 million in purchases and external expenses and (iii) a decrease of €0.6 in other expenses due to lower business taxes and lower provisions.

Financial Gain (Loss): The financial gain was €7.6 million for the year ended December 31, 2015 and the financial gain was null for the year ended December 31, 2016. The decrease in financial income and expenses between 2016 and 2015 was mainly attributable to the decrease of €5.9 million in net foreign exchange gain, €1.6 million foreign exchange derivatives fair value expense, and €0.9 million current financial assets fair value expenses, partially offset by an increase of €0.5 million in interest income.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the year ended December 31, 2015 and 2016, we recorded a net loss of €20.5 million (or € 0.60 per share on both a basic and a diluted basis) and a net loss of €60.8 million (or €1.72 per share on both a basic and diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the year ended December 31, 2016 was €7.8 million (€0.22 per share on both a basic and a diluted basis) compared to Adjusted income attributable to shareholders of Cellectis of € 9.6 million (€0.28 per share on both a basic and a diluted basis), for the year ended December 31, 2015. Adjusted income (loss) attributable to shareholders of Cellectis for the year ended December 31, 2016 and 2015 excludes non-cash stock-based compensation expense of €53.0 million and €30.1 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
(€ in thousands)

As of
	December 31, 2015	December 31, 2016

ASSETS
Non-current assets
Intangible assets	956	1 274
Property, plant, and equipment	5 043	16 033
Other non-current financial assets	845	656
Total non-current assets	6 844	17 963

Current assets
Inventories and accumulated costs on orders in process	158	112
Trade receivables	6 035	3 441
Subsidies receivables	9 102	8 276
Other current assets	4 685	8 414
Cash and cash equivalent and Current financial assets	314 238	276 216
Total current assets	334 218	296 459
TOTAL ASSETS	341 062	314 422

LIABILITIES
Shareholders’ equity
Share capital	1 759	1 767
Premiums related to the share capital	420 682	473 306
Treasury share reserve	(184)	(307)
Currency translation adjustment	(1 631)	2 501
Retained earnings	(137 188)	(157 695)
Net income (loss)	(20 544)	(60 776)
Total shareholders’ equity - Group Share	262 894	258 795
Non-controlling interests	725	1 779
Total shareholders’ equity	263 619	260 574

Non-current liabilities
Non-current financial liabilities	66	28
Non-current provisions	437	532
Total non-current liabilities	503	560

Current liabilities
Current financial liabilities	1 921	1 641
Trade payables	6 611	9 223
Deferred revenues and deferred income	54 758	36 931
Current provisions	953	563
Other current liabilities	12 697	4 930
Total current liabilities	76 940	53 288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	341 062	314 422

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter
(unaudited)
(€ in thousands, except per share data)

	For the three-month period ended December 31,
	2015	2016

Revenues and other income
Revenues	26 991	7 599
Other income	2 194	4 463
Total revenues and other income	29 184	12 062

Operating expenses
Royalty expenses	(1 322)	(571)
Research and development expenses	(16 036)	(18 679)
Selling, general and administrative expenses	(8 093)	(11 392)
Other operating income	297	(39)
Other operating expenses	(2 824)	(218)
Total operating expenses	(27 978)	(30 898)

Operating income (loss)	1 207	(18 836)

Financial gain (loss)	7 036	6 370

Net income (loss)	8 242	(12 467)
Attributable to shareholders of Cellectis	8 242	(12 467)
Attributable to non-controlling interests	-	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	0.23	(0.35)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	0.23	(0.35)

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – Full years
(€ in thousands, except per share data)

	For the year ended December 31,
	2015	2016

Revenues and other income
Revenues	50 346	40 491
Other income	6 039	10 516
Total revenues and other income	56 385	51 007

Operating expenses
Royalty expenses	(2 475)	(1 605)
Research and development expenses	(52 410)	(70 899)
Selling, general and administrative expenses	(27 238)	(39 230)
Other operating income	1 060	345
Other operating expenses	(3 246)	(434)
Total operating expenses	(84 309)	(111 824)

Operating income (loss)	(27 924)	(60 818)

Financial gain (loss)	7 550	42

Net income (loss)	(20 373)	(60 776)
Attributable to shareholders of Cellectis	(20 544)	(60 776)
Attributable to non-controlling interests	171	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0.60)	(1.72)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0.60)	(1.72)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted Income (Loss) attributable to shareholders of Cellectis in this press release. Adjusted Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth quarter
(unaudited)
(€ in thousands, except per share data)

	For the three-month period ended December 31,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	8 242	(12 467)
Adjustment: Non-cash stock-based compensation expense	12 622	13 063
Adjusted Income (Loss) attributable to shareholders of Cellectis	20 864	596

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0.59	0.02

Weighted average number of outstanding shares, basic (units)	35 129 315	35 335 060

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0.59	0.02

Weighted average number of outstanding shares, diluted (units)	35 535 182	35 784 068

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full years
(€ in thousands, except per share data)

	For the year ended December 31,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	(20 544)	(60 776)
Adjustment: Non-cash stock-based compensation expense	30 103	52 974
Adjusted Income (Loss) attributable to shareholders of Cellectis	9 559	(7 802)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0.28	(0.22)

Weighted average number of outstanding shares, basic (units)	34 149 908	35 289 932

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0.28	(0.22)

Weighted average number of outstanding shares, diluted (units)	34 522 910	35 811 772

As a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Notwithstanding the foregoing, we currently provide quarterly interim consolidated financial data to the SEC, and commencing with our first quarter interim report for the 2017 fiscal year, we intend to file our periodic reports within the deadlines applicable to domestic reporting companies.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

1 Cellectis granted Servier an exclusive license to UCART19 product candidate, and Pfizer has been exclusively licensed by Servier for the development and commercialization of UCART19 in U.S.
2 Translated only for convenience into U.S. dollars at an exchange rate of €1.00=$1.0541, the daily reference rate reported by the European Central Bank (“ECB”) as of December 31, 2016
3 Translated only for convenience into U.S. dollars at an exchange rate of €1.00=$1.1066, the arithmetic average of the ECB’s monthly average reference rates for the twelve months comprising full year 2016
4 See the section related to the reconciliation of GAAP to non-GAAP net income. GAAP Net Loss attributable to shareholders amounts to $67 million (€61 million) for the year ended December, 31 2016.

CONTACT:
Media:
Jennifer Moore, VP Communications
+1 917-580-1088
media@cellectis.com
or
Caitlin Kasunich
KCSA Strategic Communications
+1 212.896.1241
ckasunich@kcsa.com
or
Investor relations:
Simon Harnest, VP Corporate Strategy and Finance
+1 646-385-9008
simon.harnest@cellectis.com